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EXHIBIT 99.1

WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income tax expense	$780	$1,581	$1,813	$3,134
Fixed charges	999	1,189	2,029	2,459

	$1,779	$2,770	$3,842	$5,593

Fixed charges(1):
Interest expense	$958	$1,152	$1,947	$2,388
Estimated interest component of net rental expense	41	37	82	71

	$999	$1,189	$2,029	$2,459

Ratio of earnings to fixed charges(2)	1.78	2.33	1.89	2.27

Earnings, excluding interest on deposits(1):
Income from continuing operations before income tax expense	$780	$1,581	$1,813	$3,134
Fixed charges	541	641	1,128	1,324

	$1,321	$2,222	$2,941	$4,458

Fixed charges(1):
Interest expense	$958	$1,152	$1,947	$2,388
Less: interest on deposits	(458)	(548)	(901)	(1,135)
Estimated interest component of net rental expense	41	37	82	71

	$541	$641	$1,128	$1,324

Ratio of earnings to fixed charges(2)	2.44	3.47	2.61	3.37

(1)
As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission Regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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WASHINGTON MUTUAL, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES